October 27, 2008

Ms. Pamela A. Long

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

Station Place

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Little Sioux Corn Processors, LLC
Preliminary Proxy Statement on Schedule 14A and
Preliminary Transaction Statement on Schedule 13E-3
Filed July 21, 2008
File Nos. 000-50270 and 005-84107

Dear Ms. Long:

We are in receipt of your letter dated October 21, 2008, providing comments on Little Sioux Corn Processors, LLC’s (the “Company”) Schedule 13E-3 and Schedule 14A as filed on October 8, 2008.  We have reviewed your comments and the purpose of this letter is to provide our response to your comments.  In order to facilitate your review of our responses and the corresponding revisions to the schedules, set forth below is your comments immediately followed by our responses.  In addition, we are enclosing a redlined Amendment No. 2 to Schedule 13E-3 and revised Schedule 14A, which tracks all of the revisions made pursuant to your comments as well as additional changes and supplements, which we identify and explain at the conclusion of the following comments and responses.

Schedule 13E-3

1.             We note that you have incorporated the current proxy statement as requested in prior comment 2.  Please ensure that you incorporate this proxy statement as amended.

RESPONSE:  We have revised the Schedule 13E-3 in accordance with your comments.  Please see page 10 of the Schedule 13E-3.

Proxy Statement’s Cover Page

2.             Refer to prior comment 3.  As requested previously, revised both the proxy statement’s cover page and the form of proxy to identify them as preliminary.  See Rule 14a-6(c)(1) of Regulation 14A.

4808 F AVENUE, MARCUS, IA 51035 • PHONE: 712-376-2800 • 1-866-436-2676 • FAX: 712-376-2815

RESPONSE:  We have revised the Proxy Statement in accordance with your comments.  Please see the cover page and the form of proxy.

3.             Refer to prior comment 6.  As requested previously, highlight also by bold face print or otherwise the fact that unitholders who receive Class C units are entitled to vote only on dissolution of Little Sioux.

RESPONSE:  We have revised the Proxy Statement in accordance with your comments.  Please see the cover page of the Proxy Statement.

4.             Please correct the reference to Section 15 registered securities in the fourth paragraph on the cover page.

RESPONSE:  We have revised the Proxy Statement in accordance with your comments.  Please see the cover page of the Proxy Statement.

Material Federal Income Tax Consequences of the Reclassification Transaction, page 38

5.             With a view toward providing a more definitive statement of tax consequences, please refer to the material tax consequences rather than “anticipated” material tax consequences.  Please also remove the phrase “we believe” under “Federal Income Tax Consequences to Little Sioux.”  Please make conforming changes elsewhere in your proxy statement where similar discussions appear.

RESPONSE:  We have revised the Proxy Statement in accordance with your comments.  Please see pages 9 and 38 of the Proxy Statement.

6.             Please unbundled the change identified as a result of prior comment 25 and present it as a separate matter for unitholders to vote on both the proxy statement and in the proxy card.  See Rule 14a-4(a).

RESPONSE:  We have revised the Proxy Statement in accordance with your comments.  Please see the Notice of Special Meeting and pages 6 and 49 of the Proxy Statement.

In addition to the above changes, we have added a meeting to our notices.  Pursuant to the request of two of our unit holders, the board has decided to hold an additional informational meeting prior to the special meeting.  The additional meeting will be held after the proxy materials have been distributed and will be for informational purposes only and is designed to give our unit holders an opportunity to ask questions to our board of directors prior to the vote on the proposed transaction.  No vote will be taken at the additional meeting.

Acknowledgements

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 and Proxy Statement and any and all exhibits attached thereto.

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Sincerely,

/s/ Ron Wetherell

Ron Wetherell